Exhibit 16.1

June 16, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated June 16, 2005, of PAULA Financial and are in agreement with the statements contained in the first, third and fifth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Los Angeles, California